Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for November 2018 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for November 2018 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In November 2018, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 12.21% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes increased by 11.31%, 13.01% and 14.36%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 9.83%. Of which, passenger traffic for domestic, regional and international routes increased by 8.03%, 10.72% and 14.32%, respectively as compared to the same period last year. The passenger load factor was 80.56%, representing a decrease of 1.75 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 2.45 percentage points, 1.61 percentage points and 0.03 percentage point, respectively, as compared to the same period last year.

In terms of cargo operations, in November 2018, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 9.66% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 1.95% as compared to the same period last year. The cargo and mail load factor was 53.26%, representing a decrease of 4.03 percentage points as compared to the same period last year.

In November 2018, the Group has newly launched the following major route: Wuhan-Dalian-Wuhan route (seven flights per week) since 2 November 2018.

In November 2018, the Group had introduced 12 aircraft, including one B737-800 aircraft, six B737-8 aircraft, one B787-9 aircraft, three A320NEO aircraft and one A321NEO aircraft and had terminated the lease of two B737-800 aircraft. As of the end of November 2018, the Group operated a fleet of 827 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 330 Series	9	30	10	49
Airbus 320 Series	93	83	117	293
Boeing 787 Series	2	23	4	29
Boeing 777 Series	8	14	0	22
Boeing 757 Series	4	0	0	4
Boeing 737 Series	149	86	162	397
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	20	26
Total	276	238	313	827

KEY OPERATION DATA OF NOVEMBER 2018

Capacity	November 2018			Cumulative 2018
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,717.01	-6.83	8.03	164,194.44	11.91
Regional	279.64	2.93	10.72	3,022.11	12.85
International	6,170.52	-6.16	14.32	69,880.19	14.22
Total	21,167.17	-6.52	9.83	237,096.74	12.59
RTK (in million)
Domestic	1,456.31	-5.10	6.56	15,970.33	10.38
Regional	27.34	3.28	9.40	287.78	11.82
International	1,077.66	0.02	9.00	11,437.93	12.02
Total	2,561.31	-2.93	7.60	27,696.04	11.07
RTK - Cargo and Mail (in million)
Domestic	143.54	5.95	-5.13	1,518.81	-1.59
Regional	2.44	1.25	-2.39	22.49	0.65
International	529.32	6.88	4.08	5,311.90	9.70
Total	675.30	6.66	1.95	6,853.21	6.95
Passengers carried (in thousand)
Domestic	9,787.34	-8.19	6.53	109,770.56	10.41
Regional	214.33	3.55	8.63	2,308.74	8.54
International	1,423.97	-4.50	13.43	16,288.12	16.51
Total	11,425.64	-7.55	7.39	128,367.41	11.11
Cargo and mail carried (in thousand tonnes)
Domestic	89.43	5.01	-5.82	949.28	-0.73
Regional	2.10	2.28	-4.15	19.66	-1.43
International	60.75	5.78	4.88	606.39	10.37
Total	152.28	5.27	-1.80	1,575.33	3.26

Capacity	November 2018			Cumulative 2018
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	18,237.52	-3.24	11.31	197,759.57	11.35
Regional	359.03	-3.80	13.01	4,012.18	14.29
International	7,677.56	-6.28	14.36	85,408.39	13.94
Total	26,274.11	-4.16	12.21	287,180.14	12.15
ATK (in million)
Domestic	2,086.54	-3.17	11.09	22,457.26	10.79
Regional	41.35	-4.70	11.90	460.74	12.83
International	1,504.81	-1.53	11.5	16,088.89	12.44
Total	3,632.71	-2.52	11.31	39,006.90	11.48
ATK - Cargo and Mail (in million)
Domestic	445.17	-2.91	10.28	4,658.90	8.67
Regional	9.04	-7.80	8.11	99.65	7.82
International	813.83	2.91	9.35	8,402.14	11.09
Total	1,268.04	0.70	9.66	13,160.68	10.20

Load Factor	November 2018			Cumulative 2018
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	80.70	-3.11	-2.45	83.03	0.41
Regional	77.89	5.09	-1.61	75.32	-0.96
International	80.37	0.10	-0.03	81.82	0.20
Total	80.56	-2.04	-1.75	82.56	0.32
Cargo and Mail Load Factor
Domestic	32.24	2.70	-5.24	32.60	-3.40
Regional	26.98	2.41	-2.90	22.57	-1.61
International	65.04	2.42	-3.29	63.22	-0.80
Total	53.26	2.98	-4.03	52.07	-1.58
Overall Load Factor (RTK/ATK)
Domestic	69.80	-1.41	-2.97	71.11	-0.26
Regional	66.12	5.11	-1.51	62.46	-0.56
International	71.61	0.65	-1.70	71.09	-0.26
Total	70.51	-0.29	-2.43	71.00	-0.27

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 December 2018

As at the date of this announcement, the Directors include Wang Chang Shun and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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